Exhibit 12.1

Dominion Resources Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December, 31
	Nine Months Ended September 30, 2012 (a)	Twelve Months Ended September 30, 2012 (b)	2011 (c)	2010 (d)	2009(e)	2008(f)	2007(g)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,555	$1,785	$2,205	$5,195	$1,900	$2,539	$4,666
Distributed income from unconsolidated investees, less equity in earnings	(17)	(24)	(23)	(30)	(30)	(39)	(20)
Fixed charges, as defined	760	964	1,003	971	1,022	989	1,325
Capitalized interest	(27)	(35)	(37)	(27)	(18)	(44)	(73)
Preference security dividend requirement of consolidated subsidiary	(19)	(24)	(25)	(28)	(24)	(26)	(26)

Total earnings, as defined	$2,252	$2,666	$3,123	$6,081	$2,850	$3,419	$5,872

Fixed charges, as defined:
Interest charges	$714	$907	$928	$886	$941	$910	$1,238
Preference security dividend requirement of consolidated subsidiary	19	24	25	28	24	26	26
Rental interest factor	27	33	50	57	57	53	61

Total fixed charges, as defined	$760	$964	$1,003	$971	$1,022	$989	$1,325

Ratio of Earnings to Fixed Charges	2.96	2.77	3.11	6.26	2.79	3.46	4.43

(a)	Earnings for the nine months ended September 30, 2012 include $435 million of impairment and other charges resulting from the shut-down of our Kewaunee nuclear merchant power station; $69 million of restoration costs associated with summer storms that occurred in late June throughout the Dominion Virginia Power and Dominion North Carolina service territories; partially offset by a $27 million net gain related to our investments in nuclear decommissioning trust funds. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the nine months ended September 30, 2012.
(b)

Earnings for the twelve months ended September 30, 2012 include $435 million of impairment and other charges resulting from the shut-down of our Kewaunee nuclear merchant power station; $228 million of impairment charges related to electric utility generation assets; $69 million of restoration costs associated with summer storms that occurred in late June throughout the Dominion Virginia Power and Dominion North Carolina service territories; $31 million net charge in connection with the

Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years (Biennial Review Order); partially offset by a $35 million net gain related to our investments in nuclear decommissioning trust funds and $9 million net benefit related to other items. Fixed charges for the twelve months ended September 30, 2012 include $50 million recognition of hedging gains in interest expense that had previously been deferred as regulatory liabilities as a result of the Biennial Review Order. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2012.
(c)	Earnings for the twelve months ended December 31, 2011 include $228 million of impairment charges related to electric utility generation assets; $96 million of restoration costs associated with Hurricane Irene; $57 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $31 million net charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and $45 million net charge related to other items; partially offset by $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2011.
(d)	Earnings for the twelve months ended December 31, 2010 include $2.4 billion benefit resulting from the sale of our Appalachian E&P operations - primarily reflecting the gain on the sale partially offset by certain transaction costs and other related charges. Earnings for the period also include $331 million charge related to the workforce reduction program primarily reflecting severance pay and other benefits to affected employees and $1 million net charge related to other items. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2010.
(e)	Earnings for the twelve months ended December 31, 2009 include $712 million charge for a partial refund of 2008 earnings and other amounts in connection with the settlement of Virginia Power’s 2009 rate case proceeding; $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method of accounting; $31 million impairment charge related to an equity method investment; and $10 million net charge related to other items. Earnings for the period also include $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2009.
(f)	Earnings for the twelve months ended December 31, 2008 include $180 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in nuclear decommissioning trust funds; $59 million of impairment charges related to Dominion Capital, Inc. (DCI) assets; $42 million reduction in the gain recognized in 2007 from the sale of the majority of our U.S. exploration and production (E&P) businesses as a result of post-closing adjustments; and $30 million net charge related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2008.
(g)	Earnings for the twelve months ended December 31, 2007 include $3.6 billion gain from the disposition of the majority of our U.S. E&P operations; partially offset by $1 billion of charges related to the disposition which are comprised of $541 million related to the discontinuance of hedge accounting for certain gas and oil derivatives and subsequent changes in the fair value of these derivatives, $171 million primarily related to the settlement of volumetric production payment agreements, $242 million of charges related to the early retirement of debt, and $91 million of employee-related expenses. Fixed charges for the twelve months ended December 31, 2007 include $234 million of costs related to the early retirement of debt associated with our debt tender offer completed in July 2007. Earnings for the period also include $387 million charge related to the impairment of the partially-completed Dresden generation facility; $88 million of impairment charges related to DCI assets; $48 million of charges related to litigation reserves; and $70 million of charges related to other items. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2007.